Exhibit M
*** Certain portions of this Exhibit have been omitted based upon a request for confidential treatment. The omitted portions have been filed separately with the SEC.
June 3, 2011
New-Wave Investment Holding Company Limited
Attn: Charles Guowei Chao, Chief Executive Officer
20/F Ideal International Plaza
No. 58 Northwest 4th Ring Road
Haidian District, Beijing, People’s Republic of China
This Transaction Acknowledgement confirms certain economic terms and conditions of the variable share prepaid forward transaction (the “Transaction”) that you have agreed to enter into with Goldman Sachs Financial Markets, L.P. (“Party A”). This is a summary only; full and definitive documentation of the Transaction will be in the form of a (i) trade confirmation (the "Confirmation”), which will be substantially identical to the form of confirmation attached as Exhibit I hereto (the “Form Confirmation”) and will incorporate the terms of the 2002 ISDA Master Agreement and Schedule thereto (the “Agreement”) and be governed by the 2002 ISDA Equity Derivatives Definitions (the “Equity Definitions”) as published by the International Swaps and Derivatives Association, Inc. (“ISDA”) and the 2000 ISDA Definitions (together with the Annex thereto) as published by ISDA, copies of which are available from us upon request and if not previously furnished to you by us, and (ii) the Pledge Agreement. The Confirmation will be signed by you promptly upon our completion of the hedging transactions described below and final specification of amounts expressed below as approximate or, where expressed as percentages or in U.S. Dollars (“USD”) will be confirmed in the Confirmation. Party A is acting as principal and Goldman, Sachs & Co. (“GS&Co.”), its affiliate, is acting as agent for Party A and Party B for the Transaction. Party A is not a member of the Securities Investor Protection Corporation.
Capitalized terms used herein and not otherwise defined shall have the meanings set forth in (i) the Confirmation, (ii) the Agreement, (iii) the Equity Definitions and (iv) the 2000 ISDA Definitions (together with the Annex thereto). Summaries herein of terms or provisions used in any of the foregoing documents are qualified in their entirety by reference to such documents.

Transaction:	Forward sale Transaction between Party A as Buyer and Party B as Seller relating to the Shares

Party A:	Goldman Sachs Financial Markets, L.P.

Party B:	New-Wave Investment Holding Company Limited

Agent:	Goldman, Sachs & Co.

Shares:	The common stock of SINA Corporation (the “Issuer”) (Exchange Symbol “SINA”)

Exchange:	Nasdaq Stock Market

Related Exchange:	All Exchanges

Initial Share Price:	The volume weighted average price per Share, as determined by the Calculation Agent, at which Party A or an affiliate of Party A, hedges its initial equity price risk in respect of the Transaction by selling in the market, subject to market conditions, a number of Shares that the Calculation Agent determines are necessary and appropriate in order to hedge such equity price risk (such number of Shares, “Party A’s Initial Hedge”).

Pricing Period:	Each Exchange Business Day, from and including the date hereof, to and including the Trade Date (subject to the Cutoff Date as defined below), on which Party A, or an affiliate thereof, is selling Shares in the market in order to determine the Initial Share Price and comply with the requirements of the No-Action Letter (as defined in the attached form of Confirmation).

Cutoff Date:	[***], whereby if, at close of business on the Cutoff Date Party A has not sold the full Number of Shares subject to the Transaction, the Cutoff Date will be deemed to be the Trade Date, and Calculation Agent will determine the Number of Shares based on proportionate hedging activities and the theoretical delta of the Transaction as described in this Transaction Acknowledgement.

Trade Date:	The earlier of (x) the Exchange Business Day following the end of the Pricing Period, or (y) the Cutoff Date.

Number of Shares:	1,250,000 Shares (the “Maximum Number of Shares”). Subject to the provisions opposite the caption “Cutoff Date” above, the actual Number of Shares will be determined based on the Initial Share Price and adjustments to reflect any buy back, stock split or similar event.

Prepayment Amount:	The product of the Initial Share Price times [***] times the Number of Shares, subject to market conditions, payable by Party A to Party B on the Prepayment Date

Prepayment Date:	Three (3) Currency Business Days immediately following the Trade Date

Maturity Dates:	[***] Exchange Business Days beginning [***] months from the Trade Date, unless such date is a Disrupted Day where the Exchange or Related Exchange fails to open for trading during its regular trading session or where a Market Disruption Event has occurred. If such day is a Disrupted Day, such Maturity Date shall be the first succeeding Scheduled Trading Day that is not a Disrupted Day.

Valuation Dates:	Each Maturity Date

Forward Floor Price:	[***] of the Initial Share Price

Forward Cap Price:	[***] of the Initial Share Price

Settlement:	Physical, with the option to elect cash settlement. Except as otherwise permitted by the Confirmation, settlement shall be by physical delivery by Party B to Party A on the Settlement Dates of a number of unrestricted, freely transferable shares equal to the Number of Shares to be Delivered.

Number of Shares to be Delivered:	(i) if the Settlement Price is less than or equal to the Forward Floor Price, the Number of Shares allocable to each Valuation Date;

(ii) if the Settlement Price is greater than the Forward Floor Price but less than or equal to the Forward Cap Price, a number of shares equal to the product of (x) Number of Shares allocable to each Valuation Date times (y) the Forward Floor Price divided by the Settlement Price;

(iii) if the Settlement Price is greater than the Forward Cap Price, a number of Shares equal to the product of (x) the Number of Shares allocable to each Valuation Date times (y) the quotient of (i) the Forward Floor Price + (Settlement Price —Forward Cap Price), divided by (ii) the Settlement Price

Settlement Price:	The Closing Price per Share on each Valuation Date

Closing Price:	Closing Price shall mean with respect to the Valuation Date, the Nasdaq Official Closing Price (the “NOCP”) as of the Valuation Time on such date, as reported in the official price dissemination mechanism for the Exchange.

Settlement Dates:	Three (3) Exchange Business Days after each Maturity Date.

Physical Settlement Fee:	Party B shall pay to Party A an amount equal to the product of the Number of Shares to be Delivered times USD [***], payable in USD on the Settlement Date.

***	Certain portions of this Exhibit have been omitted based upon a request for confidential treatment. The omitted portions have been filed separately with the SEC.

Market Disruption Event:	The occurrence or existence of: (i) a “Trading Disruption”, which means any suspension of or limitation imposed on trading by the Exchange or Related Exchange, (ii) an “Exchange Disruption”, which means any event that disrupts or impairs (as determined by the Calculation Agent) the ability of market participants in general to effect transactions in, or obtain market values for, the Shares or for futures or option contracts relating to the Shares, which, in either case, the Calculation Agent determines is material, at any time during the one hour period that ends at the Valuation Time, or (iii) an “Early Closure”, which means the closure on any Exchange Business Day of the relevant exchange or any Related Exchange prior to its Scheduled Closing Time (unless announced at least one hour prior to the earlier of the actual closing time or deadline for submission orders).

Tax, Legal, and Regulatory Issues:	Party B has consulted appropriate outside advisors regarding any relevant tax, legal or regulatory issues relating to this Transaction, and is not relying on Party A or any of its affiliates for such advice. Party B has taken independent tax advice with respect to this Transaction to the extent Party B has deemed appropriate. Eligibility for the reduced Federal tax rate on dividend income may be affected by hedging transactions. Party A and its affiliates do not render tax or legal advice; please consult your independent tax and legal advisor prior to entering into any transaction with Party A. Please see “Documentation” below.

Documentation:	Documentation will be in the form of (i) a Confirmation, (ii) a Pledge Agreement securing Party B’s obligations under the Confirmation and (iii) a Collateral Account Control Agreement. If not already in our possession, a signed copy of the Pledge Agreement and Collateral Account Control Agreement is due to Party A on or prior to the Prepayment Date.

Except as otherwise provided therein, the Confirmation will be subject to the 2002 ISDA Master Agreement, the Equity Definitions and the 2000 ISDA Definitions (together with the Annex thereto). A signed Confirmation by you and the required opinions are due to Party A on or prior to the Prepayment Date.

Sections 13.1 (Non-Reliance), 13.2 (Agreements and Acknowledgments Regarding Hedging Activities) and 13.4 (Additional Acknowledgments) of the Equity Definitions shall apply in the Confirmation to each of Party A and Party B.

Upon the last to be received by us from you of a signed copy of (i) the Pledge Agreement and Collateral Account Control Agreement and (ii) the Confirmation, the terms as set forth in the Pledge Agreement, Collateral Account Control Agreement and Confirmation shall supersede this Transaction Acknowledgement and any Rule 10b-10 Confirmation in their entirety.

Obligations with Respect to Extraordinary Dividends and Excess Cash Dividends:	In the case of an Extraordinary Dividend or Excess Cash Dividend (both as defined below), Party B will make a payment or delivery to Party A, as the case may be, to an account designated by Party A on the date such Extraordinary Dividend or Excess Cash Dividend is paid or delivered by the Issuer to holders of Shares, of an amount equal to the product of the Number of Shares and the per share amount (or quantity of other property) of such Extraordinary Dividend or Excess Cash Dividend, as determined by the Calculation Agent.

Extraordinary Dividend:	As determined by the Calculation Agent, any dividend or distribution, regardless of whether in cash, on the Shares for which the ex-dividend date occurs from but excluding the Trade Date to and including the final Maturity Date, that is not an ordinary cash dividend, including without limitation (i) any dividend or distribution declared on the Shares at a time at which the Issuer has not previously declared or paid dividends or distributions on such Shares for the prior four quarterly periods, (ii) any payment or distribution by the Issuer to holders of Shares that the Issuer announces will be an “extraordinary” or “special” dividend or distribution, (iii) any payment by the Issuer to holders of Shares out of the Issuer’s capital and surplus or (iv) any other “special” dividend or distribution on the Shares that is, by its terms or declared intent, outside the normal course of operations or normal dividend policies or practices of the Issuer.

Excess Cash Dividend:	That portion, if any, of the per Share amount of any ordinary cash dividend that, together with the amount of all previous ordinary cash dividends, if any, for which the ex-dividend date occurs within the same Contractual Dividend Period, exceeds the Contractual Dividend Amount for such Contractual Dividend Period, as determined by the Calculation Agent.

Contractual Dividend Amount:	USD 0.00 per share per quarter, (such quarter beginning on, but excluding the Trade Date, and ending on and including the final Maturity Date, and referred to as the “Contractual Dividend Period”), subject to adjustment by the Calculation Agent in accordance with Calculation Agent Adjustment to account for any Potential Adjustment and subject to adjustment by the Calculation Agent to account for any Spin-off.

Consequences of Certain Potential Adjustment Events:	Calculation Agent Adjustment, where the Calculation Agent will determine whether such Potential Adjustment Event has a material effect on the theoretical value of the Shares or options on the Shares and if so, may make appropriate adjustments to the terms of the Transaction as the Calculation Agent determines appropriate to account for such material effect (including adjustments to account solely for changes in volatility, expected dividends, stock loan rate, or liquidity relative to the relevant Shares).

Consequences of Merger Events:	Share-for-Share:	Modified Calculation Agent Adjustment

	Share-for-Other:	Modified Calculation Agent Adjustment

	Share-for-Combined:	Component Adjustment

Consequences of Nationalization, Insolvency, or De-Listing:	Cancellation and Payment, provided that, following a spin-off in which basket adjustments are applicable, Partial Cancellation and Payment shall apply

Consequences of Tender Offers:	Share-for-Share:	Modified Calculation Agent Adjustment

	Share-for-Other:	Modified Calculation Agent Adjustment

	Share-for-Combined:	Modified Calculation Agent Adjustment

Additional Disruption Events:	The following shall be Additional Disruption Events, upon the occurrence of which Party A and Party B shall have the rights and obligations specified in the Form Confirmation with respect to such Additional Disruption Events:

“Hedging Disruption”: If Party A is unable, after using commercially reasonable efforts, to (A) acquire, establish, re-establish, substitute, maintain, unwind or dispose of any transactions(s) or asset(s) it deems necessary to hedge the equity price risk of entering into and performing its obligations with respect to this Transaction, or (B) realize, recover or remit the proceeds of any such transaction(s) or asset(s).

“Increased Cost of Hedging”: If Party A would incur a materially increased (versus circumstances on the Trade Date) amount of tax, duty, expense or fee to (A) acquire, establish, re-establish, substitute, maintain, unwind, or dispose of any transaction(s) or asset(s) it deems necessary to hedge the equity price and risk of entering into and performing its obligations with respect to the Transaction, or (B) realize, recover or remit the proceeds of any such transaction(s) or asset(s).

“Increased Cost of Stock Borrow”: If Party A would incur a rate to borrow Shares in respect of this Transaction that is greater than [***] basis points per annum.

“Loss of Stock Borrow”: If Party A is unable, after using commercially reasonable efforts, to borrow (or maintain a borrowing of) a number of Shares necessary to hedge the equity and price risk of entering into and performing its obligations with respect to the Transaction at a rate equal to or less than [***] basis points per annum.

“Insolvency Filing” or “Change in Law” as defined in the Equity Definitions and the Confirmation shall be “Additional Disruption Events”.

***	Certain portions of this Exhibit have been omitted based upon a request for confidential treatment. The omitted portions have been filed separately with the SEC.

Additional Considerations:	Party B agrees (A) that the underlying collateral will be delivered to Party A as instructed by Party A and (B) to cause all of the conditions precedent described in Section 2 of the Confirmation to be satisfied on or prior to the Prepayment Date. If Party B fails to comply with the foregoing clause (A) as promptly as practicable but, in any event, by the Prepayment Date, then Party A may elect to terminate the Transaction and in such event, Party B will be liable for all losses, costs and expenses of Party A and its affiliates related to such termination (including market risk) and in partial or full satisfaction thereof, Party A and its affiliates may set off obligations owed to Party B by it or apply any of Party B’s property in its possession, whether as collateral or otherwise, against same.

Events of Default:	The Events of Default (including, but not limited to, failure to pay or deliver, breach of agreement, misrepresentation, cross-default, credit support default and bankruptcy) and remedies contained in the 2002 ISDA Master Agreement and incorporated by reference in the Form Confirmation.

Collateral:	As security for all obligations of Party B to Party A, now or hereafter existing, including but not limited to this Transaction, together with any and all amendments, extensions and renewals thereof (the “Obligations”), Party B hereby grants Party A a perfected first priority security interest in the Shares (or security entitlements in respect thereof) that will be delivered by (or on behalf of) Party B to Party A after the date hereof, including all proceeds thereof (the “Collateral”), the number of which will be equal to the Number of Shares. Party B warrants to Party A that it is the lawful owner of the Collateral, it possesses full power and authority to pledge the Collateral to Party A, and the Collateral is free of all claims and liens. Party B convenants with Party A that Party B shall issue transfer instructions on the Commencement Date to Party B’s custodian, broker or securities intermediary to transfer the Shares to the Custodian (as defined in the Pledge Agreement) for credit to the Collateral Account (as defined in the Pledge Agreement). Upon default in the payment when due of principal, interest or any other payment obligation on any of the Obligations, or upon the occurrence of any event of default as defined in any document(s) relating to any of the Obligations which is not cured within any time allowed therein, Party A may, without further notice, exercise the rights of a secured lender under New York law then in effect with respect to the Collateral including, without limitation, the right of setoff. Party B hereby appoints Party A as its attorney-in-fact with full power to endorse, transfer, convert, sell, surrender and deliver any instrument of Collateral described above. Interest and/or dividends earned on the Collateral shall be paid to Party A or Party B in accordance with the terms of the documents evidencing the Obligations. The security interest created hereby shall be construed in accordance with the laws of the State of New York, shall inure to the benefit of Party A, its successors and assigns, shall be binding upon Party B and its heirs, personal representatives, successors and assigns and shall be amended and restated without novation by the Pledge Agreement upon the last to be received by us from Party B of an executed copy of (i) the Confirmation and (ii) the Pledge Agreement and Collateral Account Control Agreement.

Representations and Agreements of Party B:	Party B hereby makes the following representations and agreements to Party A on each day during the Pricing Period:

1. Recent Sales and Hedges: The number of Shares (or security entitlements in respect thereof) sold by Party B during the preceding three (3) months is zero.

2. Subsequent Sales and Hedges: Party B agrees that it shall not, without the prior written consent of Party A, sell any Shares (or security entitlements in respect thereof) until the Prepayment Date. Until such time, Party B shall promptly notify Party A of any sales by persons attributable to Party B (as described below).

For the purposes of representations (1) and (2), (i) Shares shall be deemed to include securities convertible into or exchangeable or exercisable for Shares; (ii) sales shall include hedges (through swaps, options, short sales or otherwise) of any long position in the Shares (or security entitlements in respect thereof) and (iii) sales and hedges by Party B shall include those by any person attributable to Party B for purposes of Rule 144 under the Securities Act, as amended (“Rule 144”).

3. No violation: None of the transactions contemplated by this Transaction Acknowledgement and Preliminary Agreement will violate or conflict with (i) any corporate policy, contractual agreement (other than any conflict with the Shareholders Agreement of Party B, which has been waived pursuant to a written consent of the shareholders of Party B), the constitutional or organizational documents or other rules or regulations of the Issuer or its affiliates applicable to Party B, including, but not limited to, the Issuer’s window period policy or (ii) the memorandum of association and the articles of association of Party B.

4. No Information: Party B is not in possession of material, non-public information concerning the Shares or the Issuer within the meaning of Rule 10b5-1 of the SEC pursuant to the Exchange Act.

5. Incorporation by Reference: Party B’s representations and warranties contained or incorporated by reference in the Form Confirmation provided by Party A to Party B are deemed made as of the date hereof and incorporated herein.

6. Holding Period: Party B acquired and made full payment for all Shares (or security entitlements in respect thereof), that constitute the Collateral and are the subject of this Transaction Acknowledgement and Preliminary, Agreement on November 25, 2009.

Additional Provisions:	Party B understands and agrees that GS&Co. will act as agent for both parties with respect to each Transaction. GS&Co. is so acting solely in its capacity as agent for Party A and Party B pursuant to instructions from Party A and Party B. GS&Co. shall have no responsibility or personal liability to either party arising from any failure by either party to pay or perform any obligation under any Transaction. Each party agrees to proceed solely against the other to collect or recover any amount owing to it or enforce any of its rights in connection with or as a result of any Transaction.

Party A hereby notifies Party B that, with respect to collateral posted with it, (i) except as otherwise agreed in writing between Party A and Party B, Party A may repledge or otherwise use any collateral delivered to Party A by Party B in its business; (ii) in the event of Party A’s failure, Party B will likely be considered an unsecured creditor of Party A as to all such collateral then controlled by Party A; (iii) the Securities Investor Protection Act of 1970 (15 U.S.C. 78aaa through 78lll) does not protect Party B with respect to any such collateral deposited with Party A; and (iv) such collateral will not be subject to the requirements of and customer protections afforded by the Securities and Exchange Commission customer protection rules and Rules 8c-1, 15c2-1, 15c3-2 and 15c3-3 under the Exchange Act.

All communications relating to each Transaction or the Agreement shall be transmitted exclusively through GS&Co. at 200 West Street, New York, New York 10282-2198, Telephone No. (212) 902-1981, Facsimile No. (212) 428-1980/1983.

GS&Co. received other remuneration from Party A in relation to each Transaction. The amount and source of such other remuneration will be furnished upon written request. The time of each Transaction is available upon request.

Representations and Agreements of the Parties:	Section 3(a) and Section 3(b) of the Form Confirmation are hereby incorporated by reference, and shall have the same effect as if set forth in full herein.

By entering into the Transaction, you acknowledge that you understand that a variety of risks, circumstances and events can materially affect the value of the Transaction to you after the Trade Date. These risks include, but are not limited to, Market Disruption Events, Merger Events, Tender Offers, Dividends, other corporate or third party events and circumstances affecting the Shares, options on the Shares or Party A’s ability to continue to hedge the market risk of the Transaction to term. In the case of some of these events, the Confirmation may permit or require Party A, as Calculation Agent or as principal, to adjust certain economic terms of the Transaction or take other actions. These changes or actions could be favorable or unfavorable to you, depending on the circumstances, and may be required or permitted to be made with a view to the interests of Party A as a market risk intermediary or otherwise, or due to the fact that Party A may have entered into hedging transactions for its own account. These terms merit your serious consideration and you represent that you have consulted with your independent legal and other advisors prior to entering into the Transaction.
You acknowledge that upon our receipt of your signature below, we will enter into hedging transactions in reliance on your consent to this Transaction Acknowledgement. Upon your signed consent, this Transaction Acknowledgement will constitute a “Preliminary Agreement” within the meaning of the Rule 144 interpretive letter from the SEC dated December 20, 1999 and be governed by the laws of the State of New York without reference to choice of law principles.
Please indicate your understanding of and agreement with the above terms and conditions and your instruction for Party A to begin execution by signing below.
[Signature page follows.]

Agreed to and accepted on the date first written by:
NEW-WAVE INVESTMENT HOLDING COMPANY LIMITED

/s/ Charles Guowei Chao Charles Guowei Chao, Chief Executive Officer
GOLDMAN SACHS FINANCIAL MARKETS, L.P.

/s/ Peter Selman Name:
Authorized Signatory